

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Michael W. Carter
Vice President and Principal Accounting Officer
Global Macro Trust
c/o Millburn Ridgefield Corporation
55 West 46th Street, 31st Floor
New York, New York 10036

      Re: Global Macro Trust
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-50102

Dear Michael W. Carter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Crypto Assets